‘CORRESP’

DATE:	October 20, 2009

TO:	Patrick Kuhn Staff Accountant Mail Stop 3561 Division of Corporate Finance United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

FROM:	Kenneth R Pinckard Vice President Studio One Media, Inc. 7650 E. Evans Road, Suite C Scottsdale, AZ 85260

RE:	Studio One Media, Inc. Item 4.01 Form 8-K/ Amendment No. One Filed September 10, 2009 File No. 001-10196

Dear Mr. Kuhn,

The Company is in receipt of the staff’s letter of September 18, 2009 issuing comments on the foregoing report.  In response to the SEC’s revocation of Moore & Associates, Chartered’s registration, the Company engaged Mantyla McReynolds, LLC as disclosed in the 8K filing submitted September 16, 2009.  In addition, the Company understood that prior period audits performed by Moore were not to be relied upon and steps to provide reliable information to stockholders and readers of the Company’s financial statements needed to be taken.

In order to provide stockholders and readers of the Company’s financial statements with the most timely and relevant data possible, we elected to file our company’s Annual Report on Form 10-K for the FYE 2009 before issuing our amended Annual Reports for the FYE 2008 and subsequent Quarterly Reports for the subsequent reporting periods.  The 2009 10-K, filed on October 15, 2009, included re-audited financial statements for the FYE 2008 thus satisfying the Commissions requirement for re-audits.

We are currently preparing our amended filings as requested in the comment letter we received from the SEC on July 16, 2009 and plan to file these reports in the near future.

Our company acknowledges that:

-	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
-	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
-	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Kenneth R. Pinckard
Vice President